Exhibit 23.1

Independent Auditors’ Consent
The Board of Directors
Information Architects Corporation

        We consent to the incorporation on Form 10KSB with respect to our report dated April 11, 2005 of the balance sheets of Information Architects Corporation as of December 31, 2004 and 2003 and the related statements of operations, shareholders’ equity and cash flows for the years then ended.

/s/Jaspers + Hall, PC
Denver Colorado

April 14, 2005